SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For SECOND QUARTER REPORT TO SHAREHOLDERS SEPTEMBER 30, 2004

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  Second Quarter Report To Shareholders September 30, 2004

BiO

BIOTECH HOLDINGS LTD.

SECOND QUARTER REPORT

September 30, 2004

Head Office:

Suite 160 - 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

TSX Venture: BIO.V

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

Biotech Holdings Ltd.

Notice to Shareholders

For the Six Months September 30, 2004

Responsibility for Financial Statements

The accompanying financial statements for Biotech Holdings Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant accounting principles are set out in the March 31, 2004 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been presented fairly.

Auditor Involvement

The auditor of Biotech Holdings Ltd. has not performed a review of the unaudited financial statements for the six months and the quarter ended September 30, 2004 and September 30, 2003.

Forward-looking Information

Forward looking statements in the management discussion and analysis ("MD&A") and the Report to Shareholders, including statements regarding the Company^s business which are not based on historical facts, are made pursuant to the "safe harbour" provisions of the United States Securities Litigation Reform Act of 1995 and pursuant to Form 51-102F1 of National Instrument 51-102 as implemented in rules, regulations, and policies of Canadian securities regulatory authorities. These Quarterly Financial Statements contain certain forward-looking statements and information relating to Biotech Holdings Ltd. that are based upon the beliefs of its management as well as assumptions made by and information currently available to the Company. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current views of the Company with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements.

Biotech Holdings Limited

Report to Shareholders

The Company^s activities during the six months ending September 30, 2004 focused on advancing preparations for launching the Company^s diabetes drug, Sucanon, in Mexico. Operating expenses during the period increased by 5.5% compared to the year-earlier period and general, administrative and selling expenses increased by 18.7%, due primarily to the costs of operating the production plant for Sucanon production in Vancouver.

The Company ended the period with $148,097 in cash, including $142,730 received by the Company from exercise of options during the period. Loss for the period was less than $.01 per share.

During the period, the Company signed a marketing agreement for distribution of Sucanon in Mexico and announced the opening of a Latin America office in Mexico City. Sucanon was produced both for samples and for final product inventory. The Company^s marketing partner in Mexico distributed samples to doctors, pharmacists and drugstore buyers in Mexico.

Subsequent to the end of the period, on October 26, 2004, the Company applied to the TSX-Venture Exchange for conditional approval for a private placement of up to $1,000,000 Cdn at a price of $.50 Cdn per share, each share having a $.55 two-year warrant. As of the current date, private placement funding totaling $486,290 dollars has been received, including funds from two directors of the Company. This placement will be held open to December 10, 2004 for receipt of further funds.

Subsequent to the end of the period, the Company^s Mexico City office has received the first order for distribution of Sucanon in Mexico from Farmacias Benavides, the largest pharmacy chain in Mexico. Farmacias Benevides has 662 stores and 83,000 employees. It has a presence in 129 cities in Mexico. A signed commitment has also been received from Nutriclub, one of the top ten wholesalers in Mexico distributing both nutraceuticals and pharmaceuticals. Signed commitments are also expected from Wal-Mart, Farmacias Guadaljara, Sanborns, Nutrisa and Supermayoreo. To take advantage of the typically very busy Christmas season in Mexico, Biotech^s marketing partners are arranging in-store sales teams to present Sucanon in the drug departments of large chains during the Christmas period. The in-store teams will present information, answer questions and direct potential purchasers to in-store pharmacists. These in-store sales are supported by radio commercials in the same urban markets. A Sucanon infomercial to be televised nationally has been submitted to the Mexican regulator for approval and will go on air with text approved by the regulator.

The Company expects to begin deliveries to buyers at the beginning of December, with the formal launch date for Sucanon to be announced immediately as the first deliveries are made.

Robert B. Rieveley

President

November 29, 2004

Management Discussion and Analysis

Discussion of Operations and Financial Condition

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2004.

Operating Results

The following table highlights the Company^s quarterly results from operations for the current and last fiscal year:
Quarter Ended	June 30, 04	Sept 30, 04	Dec 31, 04	Mar 31, 05	Total Year

Revenues	$ 0	$ 0			$ 0

General, Administrative
and Selling Expenses	162,065	160,301			322,366
Amortization	152,983	154,131			307,114
Professional Fees	2,453	6,749			9,202
Interest Expense	16,890	17,062			33,952
Stock-based compensation	0	65,250			65,250

Loss before undernoted items	(334,391)	(403,493)			(737,884)

Profit (Loss) from Discontinued
Operations	0	0			0

Loss for the period	(334,391)	(403,493)			(737,884)

Outstanding Common Shares	87,935,219	88,209,719			88,209,719
Loss per share	(0.00)	(0.00)			(0.01)

Quarter Ended	June 30, 03	Sept 30, 03	Dec 31, 03	Mar 31, 04	Total Year

Revenues	$ 0	$ 0	$ 0	$ 0	$ 0

General, Administrative
and Selling Expenses	113,835	134,986	134,281	132,639	515,741
Amortization	155,554	146,424	154,269	153,959	610,206
Professional Fees	0	33,355	15,870	11,857	61,082
Interest Expense	84,489	67,647	27,154	23,169	202,459
Stock-based compensation	0	0	53,540	17,641	71,181

Loss before undernoted items	(353,878)	(382,412)	(385,114)	(339,265)	(1,460,669)

Profit (Loss) from Discontinued
Operations	21,364	99,296	(464,890)	(502,052)	(846,282)

Loss for the period	(332,514)	(283,116)	(850,004)	(841,317)	(2,306,951)

Outstanding Common Shares	73,928,130	74,639,928	82,083,942	87,542,219	87,542,219
Loss per share	(0.01)	(0.00)	(0.01)	(0.01)	(0.03)

Management Discussion and Analysis

Discussion of Operations and Financial Condition

Operating Results (Continued)

Year to date Discussion

Operating expenses totaled $737,884 representing a $1,594 (0.2%) increase from the $736,890 expenses incurred in the 6 months ended September 30, 2003.

General, administrative and selling expenses increased from $248,821 to $322,366 ($73,545 or 29.5%) in the six month period. The $67,384 cost of operating the production plant accounted for most of this increase.

During the six months ended September 30, 2004, interest expenses from interest bearing debt including Promissory Notes, Loans Payable and secured amounts due to related parties were reduced by $118,184. The Company also incurred $65,250 in stock-based compensation expenses for stock options granted in the period. Amortization expenses were increased by $5,136. Discontinued operations realized a $120,660 profit in 2003 (2004: $Nil).

The loss for the six month period was $737,884 (2003: $615,630) and the loss per common share was $0.01 for both periods.

Quarterly Comparison

Operating expenses totaled $403,493 representing a $21,081 (5.5%) increase from the $382,412 expenses incurred in the quarter ended September 30, 2003.

General, administrative and selling expenses increased from $134,986 to $160,301 ($25,315 or 18.7%) in the six month period. The $28,217 cost of operating the production plant accounted for this increase.

During the quarter ended September 30, 2004, the Company granted stock options to employees and consultants and, as a result, it incurred $65,250 in stock-based compensation expenses for stock options granted in the period.

During the six months ended September 30, 2004, interest expenses from interest bearing debt including Promissory Notes, Loans Payable and secured amounts due to related parties were reduced by $50,585. Amortization expenses were increased by $7,707

The loss for the quarter was $403,493 (2003: $283,116) and the loss per common share was less than $0.01 for both periods.

Financial Highlights

Operating activities in the six months ended September 30, 2004 used $415,772 (2003: $254,408) in cash while Financing activities provided $192,659 (2003: $275,214) in cash flow and Investing activities used $5,421 (2003: provided $38,842) in cash. As a result cash decreased $228,534 (2003: provided $59,648) in the six month period. As at September 30, 2004, the working capital deficiency was $2,384,732 (March 31, 2004: $2,156,781).

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

Management Discussion and Analysis (continued)

Discussion of Operations and Financial Condition

During the six months ended September 30, 2004, the Company issued 667,500 common shares through the exercising of common share options. As a result, Common Shares was increased by $142,990 (from 87,542,219 to 88,209,719 common shares issued and outstanding). After taking into account the $737,884 loss in the six months and the above share issuances, the Shareholders^ deficiency was increased from $556,264 as at March 31, 2004 to $1,085,908 as at September 30, 2004.

Biotech Holdings Ltd.

Consolidated Balance Sheet

as at	Sept. 30	Mar 31,
	2004	2004
	(unaudited)	(audited)

ASSETS
Current Assets
Cash	$ 148,097	$ 376,631
Amounts receivable	13,476	19,284
Deposits and prepaid expenses	13,916	11,450
	175,489	407,365

Property Plant and Equipment
Continuing operations	150,465	154,025
Held for resale	60,000	60,000

Patent Interests	1,311,413	1,609,363

Formulations and deferred costs	1,289	1,472
	$ 1,698,656	$ 2,232,225

LIABILITIES & SHAREHOLDERS^ (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,629,777	$ 1,683,371
Due to related parties - secured	631,354	605,777
- unsecured	299,090	274,998
	2,560,221	2,564,146
Note payable	224,343	224,343
	2,784,564	2,788,489

SHAREHOLDERS^ (DEFICIENCY)

Share Capital
Common shares	24,186,765	24,043,775
Convertible Preferred Shares	1,380,691	1,380,691
Contributed Surplus	227,247	161,997
Deficit	(26,880,611)	(26,142,727)
	(1,085,908)	(556,264)
	$ 1,698,656	$ 2,232,225

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2004.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	6 Months to	6 Months to	3 Months to	3 Months to
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

General, administrative
and selling	322,366	248,821	160,301	134,986
Amortization	307,114	301,978	154,131	146,424
Professional fees	9,202	33,355	6,749	33,355
Stock-based compensation	65,250	0	65,250	0
Interest	33,952	152,136	17,062	67,647
	737,884	736,290	403,493	382,412

Loss from continuing operations:	(737,884)	(736,290)	(403,493)	(382,412)

Profit (Loss) from
Discontinued operations	0	42,100	0	20,736
Gain from debt restructuring	0	78,560	0	78,560

Loss for the period	(737,884)	(615,630)	(403,493)	(283,116)

Deficit, beginning of period	(26,142,727)	(23,744,960)	(26,477,118)	(24,077,474)

Deficit, end of period	(26,880,611)	(24,360,590)	(26,880,611)	(24,360,590)
Basic and Fully Diluted Loss per
Common Share

From continuing operations	(0.01)	(0.01)	(0.00)	(0.00)

From discontinued operations	0.00	0.00	0.00	0.00

On September 30, 2004 there were 88,209,719 (2003: 74,639,928) common shares issued and outstanding.

Also, there were 13,806,907 (2003: 13,806,907) Series I Convertible Preferred Shares issued and outstanding. These preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	6 Months to	6 Months to	3 Months to	3 Months to
	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2004	2003	2004	2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (737,884)	$ (615,630)	$ (403,493)	$ (283,116)

Add (Deduct):
Amortization	307,114	303,691	154,131	148,137
Stock-based compensation	65,250	0	65,250	0
	(365,520)	(311,939)	(184,112)	(134,979)
Add (Deduct) changes in:
Amounts Receivable	5,808	24,269	11,183	39,042
Inventory	0	82,153	0	37,978
Prepaid expenses	(2,466)	0	(4,218)	0
Accounts Payable	(53,594)	(48,891)	(26,025)	(77,293)
	(415,772)	(254,408)	(203,172)	(135,252)
Financing Activities:
Settlement of Payable to Related
parties through the issuance of
Preferred Shares	0	1,380,691	0	1,380,691
Due to Related Parties	49,669	(1,055,548)	11,867	(1,163,475)
	49,669	325,143	11,867	217,216
Issuance of Common Shares
for settlement of debt	0	15,000	0	15,000
Common Share warrants exercised	0	78,652	0	78,652
Issuance of Common Shares	142,990	0	65,500	0
Payment of Loan Payable	0	(148,000)	0	(160,000)
Increase in Promissory Notes	0	4,419	0	2,243
	192,659	275,214	77,367	153,111
Investing Activities:
Acquisition of Capital Assets	(5,421)	0	(2,254)	0
Sale of Capital Assets	0	38,842	0	28,842
	(5,421)	38,842	(2,254)	28,842

Increase (Decrease) in Cash	(228,534)	59,648	(128,059)	46,701

Cash, beginning of period	376,631	17,611	276,156	30,558

Cash, end of period	$ 148,097	$ 77,259	$ 148,097	$ 77,259

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

September 30, 2004

  Nature of business and ability to continue operations

The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $26,880,611 and a Shareholders^ Deficiency of $1,085,908 at September 30, 2004. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2004 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as noted below.

During the year ended March 31, 2004, the Company adopted the recommendations of the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective April 1, 2003. This Handbook section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. This standard requires that all stock based awards to non-employees be measured and recognized using a fair value method. In the year ended March 31, 2004, the Company only disclosed the pro- forma effects to loss and loss per share as if the fair value method had been used on stock based awards to employees, officers and directors.

In the current year, the Company has changed its accounting policy to include all stock-based awards to employees, officers and directors in its calculation using the same fair value method used for non-employees.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2004

  Share Capital

  Authorized

  The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and common shares without par value. The preferred shares are voting and are convertible into Common Shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Issued and outstanding	Price per	Number of	$	Number of	$
	Share	Common	Common	Preferred	Preferred
	$	Shares	Shares	Shares	Shares

Balance March 31, 2003		73,928,130	21,869,798	0	0
Issued in previous fiscal year::
Preferred Share Warrants exercised				13,806,907	1,380,691
Common Shares issued for:
Cash		1,826,777	425,828
Reduction in debt		544,014	106,387
Share warrants		9,561,798	1,428,652
Stock Options		1,681,500	213,110
Balance March 31, 2004		87,542,219	24,043,775	13,806,907	1,380,691
Issued in current fiscal period
Common Share Stock Options exercised:	$0.12	90,000	10,800
	$0.14	83,500	11,690
	$0.23	150,000	34,500
	$0.25	344,000	86,000
Balance September 30, 2004		88,209,719	24,186,765	13,806,907	1,380,691

  Stock options and warrants outstanding as at September 30, 2004:

  Securities issued in the period:

  During the six months ended September 30, 2004, the following stock options were exercised:

  Exercise Total Total Employees Non-employees

  Price Proceeds Number Number of Number of

  of Shares Shares Shares

  $0.12 $ 10,800 90,000 0 90,000

  $0.14 $ 11,690 83,500 0 83,500

  $0.23 $ 34,500 150,000 0 150,000

  $0.25 $ 86,000 344,000 290,000 54,000

  Total $142,990 667,500 290,000 377,500

  Common Share Stock Options granted in the period:

  The following Common Share stock options were granted in the 6 month period ended September 30, 2004:

  Total Employees

  Exercise Price and expiry date Number Directors & Consultants

  Officers

  $0.54 Aug. 11, 2006 75,000 75,000 0

  $0.66 Aug.26, 2006 150,000 0 150,000

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  September 30, 2004

  3. Share Capital (continued)

  Outstanding Options

  The following Common Share stock options were outstanding on September 30, 2004:

  Total Employees

  Exercise Price and expiry date Number Directors & Consultants

  Officers

  $0.88 Oct 17, 2004 750,000 640,000 110,000

  $0.14 Dec 15, 2005 150,000 0 150,000

  $0.23 May 3, 2005 75,000 0 75,000

  $0.25 Jan 2, 2006 986,000 650,000 336,000

  $0.54 Aug. 11, 2006 75,000 75,000 0

  $0.66 Aug.26, 2006 150,000 0 150,000

  Outstanding as at Sept. 30, 2004 2,186,000 1,365,000 821,000

  A breakdown of outstanding options as at September 30, 2004 to Directors and Officers was as follows:
Grant Date		17-Apr-00	2-Jan-04
Exercise Date		17-Apr-03	2-May-04
Expiry Date		17-Oct-04	2-Jan-06
Option Price		$0.88	$0.25	Total

Cheryl Rieveley	Director	90,000	90,000	180,000
Gale Belding	Director	90,000	0	90,000
Johan de Rooy	Director	90,000	90,000	180,000
Dr Geoff Herring	Director	90,000	90,000	180,000
Robert Rieveley	Director & C.E.O.	190,000	190,000	380,000
Lorne Brown	C.F.O.	90,000	190,000	280,000

Total		640,000	650,000	1,290,000

  Outstanding Warrants to Purchase Common Shares

  Exercise Price Number Expiry Date

  $0.375 1,826,777 January 27, 2006

  1,826,777

  Outstanding Warrants to Purchase Preferred Shares

  No preferred share warrants were outstanding on September 30, 2004.

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  September 30, 2004

  Stock based compensation

Options Granted in the period

On August 11, 2004 the Company granted 75,000 stock options to employees. These options vest in 25,000 increments on February 11, 2005, August 11, 2005 and February 11, 2006 and expire on August 11, 2006. The option price is $0.54 per share while the price at the grant date was $0.49 per share.

On August 26, 2004 the Company granted 150,000 stock options to non-employees. These options vest in 50,000 increments on February 26, 2005, August 26, 2005 and February 26, 2006 and expire on August 26, 2006. The option price is $0.66 per share while the price at the grant date was $0.61 per share.

Compensation Expense and Assumptions

The Company recognized $65,250 in stock-based compensation during both the quarter and six month period ended September 30, 2004, and $Nil for both the quarter and six month period ended September 30, 2003.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	2.40%
Dividend yield	0.00%
Volatility factor of the expected market price
of the Company^s common shares	100.00%
Expected life of the options (months)	24

5. Related party transactions

The following expenses were incurred with non-arms length parties in the six months ended September 30, 2004

	Six months ended	Quarter ended
	September 30, 2004	September 30, 2004

Management fees paid and accrued
to an officer	$ 72,000	$ 36,000
Salaries to Directors and Officers	$ 64,460	$ 32,230
Interest accrued on Notes Payable due to
related parties	$ 33,952	$ 17,062
Services provided by companies controlled
by Directors	$ 21,468	$ 12,253

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

September 30, 2004

6. General Administrative and Selling Expenses:

A more detailed breakdown of this operating expense category is as follows:

	Six Months ended	Quarter ended
	Sept. 30, 2004	Sept. 30, 2004

Plant Operating Costs	$ 67,384	$ 28,217
Management Fees	67,290	33,645
Salaries and Benefits	64,460	32,230
Investor Relations	33,645	16,823
Office Rent, Maintenance and Utilities	28,578	13,789
Communication, Travel and Promotion	20,481	12,025
Stock Exchange and Transfer Agent Fees	15,270	8,989
Advertising	15,262	10,950
Office Expenses	9,996	3,633

Total	$322,366	$160,301

  Directors and Officers

List of Directors as at September 30, 2004:

Robert B Rieveley

Gale V. Belding

Johan de Rooy, FCA

Dr Geoff Herring

Cheryl Rieveley

List of Officers as at September 30, 2004:

Robert B Rieveley, Chief Executive Officer

Lorne D. Brown, Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

BY: /s/ Robert Rieveley

Name: Robert Rieveley

Title: President and C.E.O.

Date: November 29, 2004